                                                                   EXHIBIT (12)

                             CMS ENERGY CORPORATION
           Ratio of Earnings to Fixed Charges and Preferred Securities
                          Dividends and Distributions
                              (Millions of Dollars)

                                                                          Three Months
                                                                                 Ended        Years Ended December 31 -
                                                                        March 31, 1999     1998     1997    1996       1995   1994
                                                                        ----------------------------------------------------------
                                                                                            (b)
Earnings as defined (a)
-----------------------
Consolidated net income                                                          $  98    $ 242    $ 244    $ 224    $ 195    $ 177
Income taxes                                                                        37      100      108      137      113       91
Exclude equity basis subsidiaries                                                  (18)     (92)     (80)     (85)     (57)     (18)
Fixed charges as defined, adjusted to
  exclude capitalized interest of $10, $28, $13, $5, $4 and $2 million for the three months ended March 31, 1999 and for the years ended December 31, 1998,
  1997, 1996, 1995 and 1994, respectively                                          112      395      360      313      299      253
                                                                                  ----     ----     ----     ----     ----     ----

Earnings as defined                                                              $ 229    $ 645    $ 632    $ 589    $ 550    $ 503
                                                                                  ====     ====     ====     ====     ====     ====


Fixed charges as defined (a)
----------------------------
Interest on long-term debt                                                       $  96    $ 319    $ 273    $ 230    $ 224    $ 193
Estimated interest portion of lease rental                                           2        8        8       10        9        9
Other interest charges                                                              12       48       49       43       42       30
Preferred securities dividends and
  distributions                                                                     19       77       67       54       42       36
                                                                                  ----     ----     ----     ----     ----     ----

Fixed charges as defined                                                         $ 129    $ 452    $ 397    $ 337    $ 317    $ 268
                                                                                  ====     ====     ====     ====     ====     ====


Ratio of earnings to fixed charges and
 preferred securities dividends and distributions                                 1.78     1.43     1.59     1.75     1.74     1.88
                                                                                  ====     ====     ====     ====     ====     ====




NOTES:
(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) Excludes a cumulative effect of change in accounting after-tax gain of $43 million.